Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On July 21, 2008, the Chicago Board Options Exchange, Incorporated issued the following information circular.

IC08-117

July 21, 2008

To:	CBOE Members

From:	Bradley G. Griffith
Chairman, Financial Planning Committee

Alan J. Dean
Chief Financial Officer

Re:	Three Months and Six Months Ended June 30, 2008, Unaudited Financial Statements

Overview of Second-Quarter 2008 Financial Results

CBOE reported another quarter of solid financial results, delivering its tenth consecutive quarter of year-over-year, double-digit growth in revenues and earnings.  For the three months ended June 30, 2008, CBOE’s total revenues increased 15 percent to $97.6 million from $84.6 million a year earlier.  Pretax earnings for the quarter were $43.9 million, up 36 percent compared with $32.2 million in the second quarter of 2007.  The growth in revenues and earnings was primarily driven by higher trading volume and disciplined expense control.

(in thousands)	2Q2008	2Q2007	chg		% chg
Revenues	$97,575	$84,619	$12,956		15%
Expenses	$53,659	$52,402	$1,257		2%
Income Before Taxes	$43,916	$32,217	$11,699		36%
Operating Margin	45.0%	38.1%	6.9	%pts
Net Income	$25,403	$18,683	$6,720		36%
Average Contracts Traded Per Day	4,301	3,499	802		23%

Transaction fees increased 19 percent to $76.6 million for the quarter, up from $64.6 million in second-quarter 2007.  A 25-percent increase in trading volume during the quarter accounted for the higher transaction fees, net of a 5 percent decline in the average rate per contract.  Total contracts traded for the quarter hit 275.2 million compared with 220.4 million in last year’s second quarter.  CBOE’s average daily volume of options contracts traded was 4.3 million contracts for the second quarter of 2008, a 23-percent increase compared with last year’s comparable average of 3.5 million contracts.  The average rate per contract in the second quarter of 2008 was $0.278, down from $0.293 in last year’s second quarter.  This decrease reflects a shift in the volume mix, with a lower percentage of CBOE’s volume coming from its higher-margin product categories during the quarter, as well as the impact of the sliding scale fee structure at higher volume levels.

The higher transaction fees accounted for 93 percent of CBOE’s total revenue gain with the other line items only accounting for 7 percent, or $0.9 million, of the $13.0-million increase in total revenues.

Tight Expense Controls and Scalable Operating Model Deliver Higher Margins

Total expenses for the second quarter of 2008 were $53.7 million, an increase of only 2 percent compared with the prior year period.  The key expense categories making up the $1.3 million variance were other expenses, outside services and royalty fees.  These expense increases were offset to some degree by lower employee costs.  Royalty fees increased by nearly $0.5 million, a direct result of higher trading volume in licensed products.  Costs for outside services rose by almost $0.8 million compared with last year’s second quarter due to higher legal fees and consulting fees for systems and software development.  Other expenses increased by $2.7 million primarily due to higher DPM market linkage costs, the program that reimburses DPM’s for the cost of linking customer orders to markets at other exchanges.  In addition, costs for a new liquidity provider rebate program contributed to this increase.  The rebate program provides incentives to market participants for executing orders at CBOE as opposed to routing to away markets.  Conversely, employee costs fell by $2.7 million in the second quarter of 2008 compared with last year’s second quarter, primarily due to a reduction in accrued expenses for year-end incentive awards and lower severance expense.  In last year’s second quarter CBOE executed a corporate restructuring program, resulting in a workforce reduction, and accordingly, higher severance costs.  There was no corresponding action in 2008.

CBOE continues to focus on maximizing profitability, maintaining its strict focus on expenses and leveraging its highly scalable operating platform.  CBOE’s operating margin for the quarter, representing income before taxes as a percentage of total revenues, increased to 45.0 percent from 38.1 percent for the second quarter of 2007, demonstrating our ability to deliver expense synergies while also introducing innovative products and services to the marketplace.

First-Half 2008 Financial Overview

Entering the second half of 2008, CBOE is in the midst of another strong year as we continue to deliver against our fundamental business objectives, which are centered on maximizing profitability and providing our customers the highest level of service along with deep, liquid markets.  Strong revenue growth combined with stringent expense management generated a 24-percent increase in pretax earnings for the first six months of 2008 compared with the same period last year.

(in thousands)	YTD 2008	YTD 2007	chg		% chg
Revenues	$201,890	$162,463	$39,427		24%
Expenses	$105,218	$99,959	$5,259		5%
Income Before Taxes	$96,672	$62,504	$34,168		55%
Operating Margin	47.9%	38.5%	9.4	%pts
Net Income	$56,011	$36,248	$19,763		55%
Average Contracts Traded Per Day	4,462	3,435	1,027		30%

Total revenues were $201.9 million for the first six months of 2008, an increase of $39.4 million, or 24 percent, from the same period last year.  Similar to the quarter, higher transaction fees fueled by robust trading volume accounted for the growth in revenues.  Transaction fees for the first half of 2008 were up $35.5 million, or 29 percent, compared with the prior year period.

Total trading volume through June 2008 increased 31 percent to 557.8 million contracts compared with the prior year’s 426.0 million contracts.  The average daily volume of contracts traded year-to-date 2008 increased 30 percent to 4.5 million contracts compared with 3.4 million in the same period last year.  Additionally, the transaction fee per contract was $0.285 for the six-month period this year, down about 2 percent from $0.290 for the six months ended June 30, 2007.

For the first six months of 2008, CBOE’s operating margin increased to 47.9 percent, up more than 9 percentage points versus the comparable prior-year period, evidence of CBOE’s ability to deliver profitable organic growth and further leverage the scale of its operating model.

Net income through the first half of 2008 was up 55 percent to $56.0 million, a $19.8-million increase compared with the same period in 2007.

Consolidated Balance Sheets

CBOE’s working capital (current assets minus current liabilities) increased by $24.7 million during the second quarter to $227.7 million at June 30, 2008.  This increase resulted from revenues outpacing cash expenses less capital spending.  Meanwhile, cash and investments (excluding restricted funds) were $239.6 million at the end of the second quarter, down $3.8 million from March 31, 2008.  The lower cash balance resulted in part from tax payments made during the quarter.

For the second quarter of 2008, capital expenditures were $7.2 million.  The majority of capital spending supports CBOE’s ongoing effort to upgrade and enhance its systems capacity and capabilities, including hardware and capitalized software.  Capital expenditures through the first six months of 2008 were $17.2 million.  Free cash flow, another measure of liquidity, defined as net cash provided by operating activities less capital expenditures, was $2.0 million in second-quarter 2008.

Questions may be directed to Don Patton at 312-786-7026 or patton@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended		YTD
(In thousands)	6/30/2008	6/30/2007	6/30/2008	6/30/2007
REVENUES:
Transaction fees	$76,633	$64,566	$158,858	$123,382
Other member fees	6,543	6,297	13,378	12,268
Options Price Reporting Authority income	4,931	5,289	10,190	10,289
Regulatory fees	3,804	3,550	7,797	6,906
Investments income	1,770	1,875	4,126	3,611
Other	3,894	3,042	7,541	6,007
Total Revenues	97,575	84,619	201,890	162,463

EXPENSES:
Employee costs	18,236	20,960	37,441	39,777
Depreciation and amortization	6,571	6,326	13,142	12,651
Data processing	4,603	4,797	8,891	9,458
Outside services	7,042	6,274	11,956	11,321
Royalty fees	7,825	7,351	16,233	13,385
Travel and promotional expenses	2,907	2,803	5,269	5,109
Facilities costs	1,161	1,090	1,594	2,387
Net loss from investment in affiliates	151	295	410	523
Other	5,163	2,506	10,282	5,348
Total Expenses	53,659	52,402	105,218	99,959

INCOME BEFORE TAXES	43,916	32,217	96,672	62,504

PROVISION FOR INCOME TAXES	18,513	13,534	40,661	26,256

NET INCOME	$25,403	$18,683	$56,011	$36,248

Other Statistics
Trading Days	64	63	125	124
Total Contracts Traded	275,248,150	220,417,225	557,759,425	425,995,167
Average Contracts Traded Per Day	4,300,752	3,498,686	4,462,075	3,435,445
Average Rate Per Contract	$0.278	$0.293	$0.285	$0.290

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)	6/30/2008	3/31/2008	12/31/2007	6/30/2007
ASSETS

Cash and investments	$239,604	$243,399	$181,425	$131,517
Cash and investments - restricted	14,585	8,687	4,249	0
Other Current Assets	50,087	56,149	42,910	46,430
Total Current Assets	$304,276	$308,235	$228,584	$177,947

Investments in Affiliates/Subsidiary	6,172	6,322	8,104	12,320
Land	4,914	4,914	4,914	4,914
Property and Equipment - Net	68,474	67,501	64,347	66,456
Other Assets – Net	35,358	36,006	35,746	34,488

Total Assets	$419,194	$422,978	$341,695	$296,125

LIABILITIES & MEMBERS’ EQUITY

Total Current Liabilities	$76,621	$105,297	$54,621	$55,046
Total Long-Term Liabilities	20,195	20,707	20,707	21,568
Total Members’ Equity	322,378	296,974	266,367	219,511

Total Liabilities and Members’ Equity	$419,194	$422,978	$341,695	$296,125

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended		YTD
(In thousands)	6/30/2008	6/30/2007	6/30/2008	6/30/2007
Cash Flows from Operating Activities:
Net Income	$25,403	$18,683	$56,011	$36,248

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	6,571	6,326	13,142	12,651
Amortization of banker fees re National Stock Exchange	0	0	23	0
Equity in loss of OneChicago, LLC	151	164	410	317
Equity in loss of CBSX	0	131	0	206
Amortization of discount on investments available for sale	0	(180)	0	(422)
Gain/loss (net) on disposition of property	195	0	195	0
Deferred income taxes	(512)	0	(512)	0

Change in assets and liabilities:	(22,614)	(10,596)	14,822	598

Net Cash Flows from Operating Activities	9,194	14,528	84,091	49,598

Cash Flows from Investing Activities:
Capital and other assets expenditures	(7,196)	(11,730)	(17,181)	(20,462)
Sale of investments available for sale	0	20,000	0	20,000
Restricted funds - temporary access fees	(5,898)	0	(10,336)	0
Sale of NSX certificates of proprietary membership	0	0	1,500	0
Proceeeds from disposition of assets	105	0	105	0
CBOE Stock Exchange investment	0	(3)	0	(13)
Net Cash Flows from Investing Activities	(12,989)	8,267	(25,912)	(475)

Cash Flows from Financing Activities:
CBOT exercise right purchase	0	0	0	(127)

Net Increase in Cash and Cash Equivalents	(3,795)	22,795	58,179	48,996

Cash and Cash Equivalents at Beginning of Period	243,399	108,722	181,425	82,521
Cash and Cash Equivalents at End of Period	$239,604	$131,517	$239,604	$131,517

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$38,750	$26,730	$39,475	$26,911